Exhibit 2.1
DATED THE 29th DAY OF NOVEMBER
BETWEEN
SUN MEDIA INVESTMENT HOLDINGS LTD.
as Vendor
AND
SUN NEW MEDIA INC.
as Purchaser

SALE AND PURCHASE AGREEMENT
RELATING TO
100% OF THE SHARE CAPITAL OF
SUN NEW MEDIA HOLDINGS LTD.

THIS AGREEMENT is made this 29th day of November
BY AND AMONGST
SUN MEDIA INVESTMENT HOLDINGS LTD., a corporation incorporated and existing under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Vendor”);
AND
SUN NEW MEDIA INC. a corporation incorporated and existing under the laws of the State of Minnesota, the United States of America (the ‘‘Purchaser”).
WHEREAS:
(A)	SUN NEW MEDIA HOLDINGS LIMITED, is a company incorporated in British Virgin Islands, with its registered office at P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Company”), and has at the date of this Agreement, an issued share capital of US$1.00 consisting 1 ordinary shares of US$1.00 each, which has been issued and are fully paid-up. The Vendor is the legal and beneficiary owner of 1 common shares constituting the entire share capital of the Company.
(B)	The Company, as of the date of this Agreement, is the legal and beneficial owner of 51% of all the issued and paid common shares in the capital of Compass Multi-media Ltd. (the “JV Company”) and the legal and beneficial owner of 85 % of all the issued and paid common shares in the capital of Sun 365 Multi-Media Holding Limited, (“the TV Company”), under the Investment and Shareholders’ Agreement (the “JV Agreement) relating to the JV Company.(details whereof are attached in Annex I.)And the Company is obligated to contribute to the JV Company’s capital, a total amount of RMB14,560,000, of which is outstanding.
(C)	The Vendor has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Vendor the Sale Share (as defined below), constituting the entire issued capital of the Company, on the terms and subject to the conditions contained in this Agreement.
IT IS AGREED AS FOLLOWS:
1.	INTERPRETATION
1.1	In this Agreement and the Annexes, unless the context otherwise requires:-
“Agreement” means this sale and purchase agreement, and includes all amendments, modifications or supplements as may be made form time to time;
“Business Day” means a day (other than a Saturday, Sunday or gazetted public holiday) on which commercial banks are open for business in the Hong Kong and the United States of America;

“Completion” means the completion of the sale and purchase of the Sale Share pursuant to Clause 5;
“Completion Date” means the date the conditions set out in Clause 3.1 have been fulfilled or waived pursuant to Clause 3.2 but in any event not later than March 1st,2006 or such other date as the Parties may agree in writing;
“Confidential Information” means any information which is proprietary and confidential to a Party including but not limited to the terms and conditions of this Agreement, information concerning or relating in any way whatsoever to its organization, business, finances, transactions or affairs, trade secrets, operations, processes, inventions, technology or designs, information relating to its principals’, clients’ or customers’ transactions or affairs, all manuals, budgets, financial statements, accounts, dealers’ lists, customer lists, marketing studies, drawings, notes, and memoranda, information relating to the development, manufacture, testing, analysis, marketing, sale or supply of any products or services by a Party, and information and material which is either marked confidential or is by its nature intended to be exclusively for its knowledge of the recipient alone;
"Consideration” shall have the meaning ascribed to it in Clause 4;
“Dollar(s)” and the sign “US$” mean the lawful currency of United States of America;
“Encumbrance” means any form of legal, equitable, or security interests, including but not limited to any mortgage, assignment of receivables, debenture, lien, charge, pledge, title retention, right to acquire, security interest, hypothecation, option, right of first refusal, preference arrangement (including title transfers and retention arrangements or otherwise), or any other encumbrance, condition or other arrangements having similar effect;
“Parties” means the Vendor and the Purchaser, and “Party” means either one of them;
“Purchaser’s Representatives” has the meaning ascribed to it in Clause 7.1(e);
“Sale Share” mean the 1 ordinary shares of par value US$1.00 each in the capital of the Company (constituting the entire issued and paid-up share capital of the Company),;
“RMB” means the lawful currency of the People’s Republic of China;
“Warranties” means the representations, warranties and undertakings made by the Vendor contained or referred to in this Agreement.
1.2	References to any agreement or document shall include such agreement or document as amended, modified, varied, novated, supplemented or replaced from time to time.

2.	SALE OF THE SALE SHARE

2.1	Subject to the terms and conditions of this Agreement, the Vendor shall sell as legal and beneficial owners and the Purchaser, relying on the several Warranties, shall purchase the Sale Share, free from all Encumbrances and together with all rights, dividends, entitlements and advantages now and hereafter attaching thereto.

3.	CONDITIONS

3.1	Conditions Precedent

The sale and purchase of the Sale Share is conditional upon:
(a)	completion, on or before the Completion Date, of a due diligence exercise on the business, affairs, operations, assets, financial condition, prospects and records of the Company by the Purchaser, and the results of such due diligence exercise being satisfactory to the Purchaser in its sole and absolute discretion;

(b)	all representations, undertakings and Warranties of the Vendor under this Agreement being complied with, and remaining true, accurate and correct as at the Completion Date;

(c)	the approval of entering into the transaction contemplated wherein from the Purchaser’s the board of directors having been obtained;

(d)	all other necessary consents, if any, required under any and all applicable laws for the sale of the Sale Share, being granted and not withdrawn or revoked by any relevant third parties (including without limitation, government bodies, stock exchange and other relevant authorities having jurisdiction over the transactions contemplated under this Agreement) and if such consents are obtained subject to any conditions and where such conditions affect any of the parties, such conditions being acceptable to the party concerned and, if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion;
3.2	Unless specifically waived by the Purchaser, if any of the conditions in Clause 3.1 shall not be fulfilled on or before March 1st, 2006 or not waived in writing by a duly authorized representative of the Purchaser by the March 1st, 2006, this Agreement shall ipso facto cease and determine and none of the Parties shall have any claim against the other for costs, damages, compensation or otherwise, save for any claim arising from an antecedent breach of this Agreement. The Parties’ obligation of confidentiality shall survive the termination of this Agreement.
4.	CONSIDERATION

The Consideration for the purchase of the Sale Share shall be the sum of US$1.00, which shall be satisfied in cash.

5.	COMPLETION

5.1	Completion

Subject as hereinafter provided, Completion shall take place at the Shanghai Office of the Vendor or such other place as the parties may agree, on the Completion Date.

5.2	Vendor’ Obligations

On the Completion Date, the Vendor shall deliver to the Purchaser:
(a)	evidence in form and substance satisfactory to the Purchaser of the satisfaction of the conditions specified in Clause 3.1 (other than Clause 3.1(a));

(b)	duly executed and valid share transfer forms in respect of the Sale Share in favour of the Purchaser (or as it may direct) accompanied by the relevant share certificates for the Sale Share;

(c)	the written resignation of such number of directors and the secretary as the Purchaser may notify to the Vendor in writing from their directorships and/or offices or places of profit under the Company, such resignation to take effect from and on the Completion Date, with acknowledgments signed by each of them in a form satisfactory to the Purchaser to the effect that they have no claim whatsoever against the Company for compensation for loss of office, redundancy or unfair dismissal or otherwise howsoever;

(d)	duly certified copies of the board and shareholders’ resolutions referred to in Clause 5.3; a letter from the company secretary of the Company confirming that the certificates of incorporation, common seals (if any), cheque books and statutory books of the Company (respectively duly up-to-date) are in the Company’s possession;

(e)	a letter from the company secretary of the Company confirming that all the corporate, financial and accounting books and records (including, if relevant, foreign exchange registration certificate, state and local tax registration certificates, import and export licenses, and foreign currency loan and security registration certificates) of the Company and all documents of title relating to its properties are in the Company’s possession;

(f)	such waivers and consents as may be necessary to enable the Purchaser and/or its nominee(s) to be registered in the register of members of the Company as holders of any and all of the Sale Share;

(g)	a list of bank accounts maintained by the Company (if any); and

(h)	a certificate signed by the Vendor confirming that the Warranties have been complied with and would be correct in all respects as if repeated on the Completion Date by reference to the circumstances then existing and that all the undertakings on the part of the Vendor contained in Clause 7 have been fully performed and observed by the Vendor.

5.3	Board and Shareholders’ Resolutions

On or before the Completion Date, the Vendor shall procure the passing of the following board of the Company in terms approved by the Purchaser:
(a)	board resolution approving the transfer of the Sale Share to the Purchaser, or the transfer of any part of the Sale Share to nominees appointed by the Purchaser and registration of the share transfers referred to in Clause 5.2(b) subject only to their being duly stamped;

(b)	board resolution accepting the resignations referred to in Clause 5.2.(c) and appointing such persons as the Purchaser may nominate as directors and secretary of the Company;

(c)	board resolution revoking all existing authorities to bankers of the Company in respect of the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts; and
5.4	Purchaser’s Obligations

Within one (1) month upon completion and against compliance by the Vendor with Clauses 5.2 and 5.3, the Purchaser shall deposit the amount of the Consideration to the bank account as designated by the Vendor.

5.5	If any or all of the documents required to be delivered by either Party is not for any reason fully complied with in any respect at Completion, the Party not in default shall be entitled to (in addition and without prejudice to all other rights or remedies available to it, including the right to claim damages):-
5.5.1	rescind this Agreement; or

5.5.2	proceed with Completion so far as practicable having regard to the defaults which have occurred (without prejudice to its rights to claim damages from the defaulting Party for its failure to comply with any of the conditions in Clause 5 or any of its rights under this Agreement); or

5.5.3	defer Completion to a date not more than twenty eight (28) days after the Completion Date, in which case the provisions of this Clause 5 shall apply to Completion as so deferred.
6.	WARRANTIES
6.1	Title to Sale Share

The Vendor hereby represents, warrants and undertakes to the Purchaser and its successors in title (with the intent that the provisions of this Clause 6.1 shall continue to have full force and effect notwithstanding Completion) as follows:

(a)	it is currently, and shall on Completion be, the legal and beneficial owner of the Sale Share and that the Sale Share represents, and shall on Completion represent, one hundred per cent (100%) of the issued and paid-up share capital of the Company;

(b)	that it is or will on the Completion be beneficially entitled to or is otherwise able to transfer their respective Sale Share to the Purchaser and/or its nominee(s) together with all rights and benefits attaching thereto under this Agreement;

(c)	the Sale Share is or will on Completion be free from any Encumbrances, and no other person has or shall have any rights of pre-emption over such Sale Share;

(d)	the Company is a company duly incorporated and validly existing under the laws of its place of incorporation and has all requisite power and authority (corporate and otherwise) to own its properties and assets and carry on its business as now being conducted
6.2	The Vendor acknowledges that the Purchaser has entered into this Agreement in full reliance upon and on the basis of each of the Warranties contained herein.
7.	UNDERTAKINGS
7.1	Undertakings of the Vendor

The Vendor undertakes to the Purchaser to procure that the Company shall comply with the following prior to Completion:
(a)	the Company shall preserve and maintain in full force and effect its corporate existence and shall comply in all respects with all applicable laws, rules, regulations, directives and orders to which it is subject;

(b)	the Company shall carry on business only in the ordinary course consistent with past practices, there will be no change in its business, operations, properties or financial condition, the Company will not commence or carry on any type of business which is not ancillary or incidental to or an extension of the scope of its businesses and that the business and affairs of the Company shall be managed properly and efficiently in good faith and in a businesslike manner and operated in accordance with sound commercial principles and in accordance with all applicable laws and all regulations and rules of all governmental, administrative, regulatory or supervisory entities;

(c)	the Company shall preserve and maintain all of its properties and assets, owned or used in the conduct of its business, in good working order and condition (ordinary wear and tear excepted), and keep insured so much of its properties and assets, in such amounts reasonably regarded as adequate and against such risks (including, without limitation, fire, accident, burglary, third party errors, omissions and product liability) normally insured against by companies carrying on similar businesses or owning property of a similar nature, as are presently insured by the Company as at the date of this Agreement;

(d)	the Company shall pay and discharge, or cause to be paid and discharged, all its debts and liabilities as and when they mature or become due or are expressed to be due;

(e)	the Company shall not contract or incur any liabilities or issue any further bonds, debentures, loan stock, notes and/or other securities or instruments acknowledging, evidencing or creating indebtedness or grant any loan, advance, indemnity or guarantee of whatsoever nature to any person, firm or corporation;

(f)	the Company shall duly and promptly observe and comply in all material respects with all laws, rules, regulations, ordinances, codes, orders, licences, agreements and permits relating to its assets and business;

(g)	the Company shall not enter into or agree to, create, extend, grant, issue, permit or assume any obligation for any security agreement, lien, encumbrance, mortgage, charge, debenture, deed of trust, pledge, conditional sale or other title retention agreement, covenants, restriction or other burden upon any of its assets;

(h)	the Company shall sell, not transfer, lease, assign, encumber, dispose of or part with control of any interest in all or any material part of its undertaking, business or property or assets (tangible or intangible) or enter into any agreement for the same;

(i)	the Company shall not create or issue or agree to create or issue any share or loan capital or any securities convertible into shares the Company or give or agree any option in respect of any share or loan capital;
7.2	Post-Completion Undertakings

The Purchaser acknowledges and has agreed to assume the Outstanding Contribution for the benefit of the Company;
8.	CONFIDENTIALITY

All Confidential Information shall be kept confidential by the recipient unless or until compelled to be disclosed by judicial or administrative procedures or any applicable law, or until:
(a)	it is or part of it is, in the public domain, whereupon, to the extent that it is public, this obligation shall cease; or

(b)	it is required to be furnished to the bankers or investors or potential investors of any of the Parties or to any regulatory agencies as part of a public flotation exercise involving such Party, and in all such cases, this obligation shall cease but only to the extent required under the respective circumstances.

9.	MISCELLANEOUS

9.1	Entire Agreement

This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) embodies all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties with respect to the subject matter hereof, whether such be written or oral, and sets out the entire and complete and exclusive agreement and understanding between the Parties hereto relating to the subject matter hereto, no Party has relied on any representation, arrangement, understanding or agreement (written or oral) not expressly set out or referred to in this Agreement.

9.2	Time Of Essence

Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties in accordance with this Agreement or by agreement in writing but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.

9.3	Remedies

No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.

9.4	Costs And Expenses

Each Party shall bear its own legal, professional and other costs and expenses incurred by it in connection with the negotiation, preparation or completion of this Agreement, and the sale and purchase of the Sale Share. The Purchaser shall bear all stamp duty payable in connection with the purchase of the Sale Share.

9.5	Communications
Contact Addresses And Numbers
The addresses and facsimile numbers of the Parties for the purpose of this Agreement are specified below:
The Vendor
For the attention of : John Li
Address: Unit 01-03 20/F China Insurance Buiding,
                  166 Lujiazui East Road,Pudong,Shanghai, PRC

Fax: 8621-63910066
The Purchaser
For the attention of : Bruno Wu
Address: 22/f Sino Favour Centre No. 1 On Yip Street Wan Chai, Hong Kong
Fax: +852 2795 4964
9.6	Counterparts

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

9.7	Governing Law And Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong and waive any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum. The submission by the Parties herein shall not affect the right of any Party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any Party from taking proceedings in any other jurisdiction.

IN WITNESS WHEREOF the Parties hereto have entered into this Agreement the day and year first above written.
THE VENDOR

Signed by	)
for and on behalf of	)
SUN MEDIA INVESTMENT HOLDINGS LTD.	)
in the presence of:-)

THE PURCHASER

Signed by	)
for and on behalf of	)
SUN NEW MEDIA INC.	)
in the presence of:-)